Exhibit 99.12

FORM 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF

NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Standard Lithium Ltd.(the “Company”or “Standard Lithium”)

Suite 835, 1100 Melville Street

Vancouver, BC

V6E 4A6

Item 2.	Date of Material Change

October 29, 2019

Item 3.	Press Release

The Company issued a press release on October 30, 2019 relating to the material change, which was disseminated through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

The Company has entered into a C$5,000,000 loan and guarantee agreement (the “Loan”) with LANXESS Corporation (the “Lender”). The Loan has been fully advanced to Standard Lithium as US$3,750,000, based on an agreed exchange rate, and will be used in the ongoing development of a demonstration plant in southern Arkansas, for the demonstration of Standard Lithium’s proprietary process for the extraction of lithium from brine solutions. The principal amount of the Loan will be convertible at the option of the Lender into common shares and warrants of the Company.

Item 5.	Full Description of Material Change

The Company has entered into a C$5,000,000 loan and guarantee agreement (the “Loan”) with LANXESS Corporation (the “Lender”). The Loan has been fully advanced to Standard Lithium as US$3,750,000, based on an agreed exchange rate, and will be used in the ongoing development of a demonstration plant in southern Arkansas, for the demonstration of Standard Lithium’s proprietary process for the extraction of lithium from brine solutions (the “Demonstration Plant”).

The principal amount of the Loan will be convertible at the option of the Lender at a rate such that for each C$0.80 of principal converted, the Lender will receive one common share of Standard Lithium (each, a “Common Share”) and one-half of a warrant to purchase an additional Common Share with an exercise price of C$1.20 per Common Share and a term of three years (each whole warrant, a “Warrant”). Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 Common Shares and 3,125,625 Warrants. All securities issued upon conversion of the Loan will be subject to a four-month-and-one-day statutory hold period from the date the Loan was advanced.

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments. In the event that Standard Lithium has a positive consolidated operating cash flow, as shown on its financial statements, Standard Lithium will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of Standard Lithium is positive. From and after the date on which the consolidated operating cash flow of Standard Lithium is positive, the annual interest rate increases to 7.5% . Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

The Loan is due and payable in full on the fifth anniversary, subject to the provision that at any time after second anniversary, the Lender may elect an earlier maturity date on 60 days’ notice to Standard Lithium. The Loan is secured by a charge on the shares of Standard Lithium’s direct and indirect subsidiaries (collectively, the “Subsidiaries”) Arkansas Lithium Corp. (which operates the Demonstration Plant), Vernal Minerals Corp. (a holding company which owns the shares of Arkansas Lithium Corp.), and 2661881 Ontario Limited (which owns intellectual property rights to be used in the operation of the Demonstration Plant), as well as by a security interest in the tangible and intangible property of Standard Lithium and the Subsidiaries.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Robert Mintak, Chief Executive Officer

Telephone: 604.409.8154

Item 9.	Date of Report

October 30, 2019